===============================================================================

                                    FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                ------------------------------------------------

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             FOR NOVEMBER 13, 2002


                          QUILMES INDUSTRIAL (QUINSA),
                                SOCIETE ANONYME
             (Exact Name of Registrant as Specified in its Charter)


                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of Principal Executive Offices)

===============================================================================

                       Quilmes Industrial (Quinsa), S.A.

                               TABLE OF CONTENTS

Item
----
1. Press release dated November 12, 2002 entitled, "Quilmes Industrial (QUINSA) S.A. Announces 2002 Third Quarter and Nine Months Result"

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              QUILMES INDUSTRIAL (QUINSA), S.A.


                                              By: /s/ Carlos Olivieri
                                                 -----------------------------
                                              Name:  Carlos Olivieri
                                              Title: Chief Financial Officer


Date: November 13, 2002

                                                                         Item 1




                                                                   [QUINSA LOGO]

Imes Industrial S.A.
-------------------------------------------------------------------------------
                           84 Grand-Rue o Luxembourg
                     Tel: +352.473.884 o Fax: +352.226.056


CONTACT:

Francis Cressall                        Van Negris/Philip J. Denning
Quilmes Industrial (Quinsa) S.A.        Kehoe, White, Van Negris & Company, Inc.
+5411-4321-2744                         212-396-0606
FOR IMMEDIATE RELEASE



                   QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES
                   2002 THIRD QUARTER AND NINE MONTHS RESULTS


LUXEMBOURG - NOVEMBER 12, 2002 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) ("Quinsa" or the "Company") today announced its results for the three and nine months ended September 30, 2002. These were severely affected by the economic crisis in Argentina that followed a massive devaluation of the currency. Operating loss for the third quarter 2002 was US$ 0.3 million while net loss after tax was US$ 17.0 million, or a loss of US$ 0.161 per share. Earnings before interest, depreciation and amortization (EBITDA) were US$ 23.7 million for the same period. Despite the very unfavorable economic scenario, EBITDA margin as a percentage of sales was 27.5 percent, the highest yet for a single quarter this year.

Operating loss for the first nine months of 2002 was US$ 3.0 million, while net loss after tax for the same period was US$ 64.0 million, or a loss of US$ 0.607 per share. EBITDA for the nine months to September 2002 was US$ 68.8 million.

-------------------------------------------------------------------------------
                     Financial Review - third quarter 2002
-------------------------------------------------------------------------------

Beer volume sales declined to 2,237,000 hectoliters from 2,442,000 hectoliters a year earlier due to the continuing economic crisis in Argentina and its effect on neighboring Uruguay and Paraguay, where consumer demand contracted significantly. Similarly, soft drinks and water volume sales declined to 1,208,000 hectoliters from 1,476,000 hectoliters in 2001.

Net sales declined to US$ 86.2 million from US$ 191.8 a year earlier, largely due to the effect of the Argentine peso devaluation on prices measured in US dollars. In fact, the effect of the peso devaluation on Argentine revenues, net of local price increases, accounted for 70% of the decline. A further 19% of the decline was the result of lower volumes, largely in Argentina. The following is a breakdown of domestic sales by business (revenues are net of sales taxes):


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Two  --  November 12, 2002


-------------------------------------------------------------------------------
              Domestic volume breakdown (thousands of hectoliters)
-------------------------------------------------------------------------------

                            Three months to              Nine months to
                     ---------------------------- ------------------------------
                     Sept. 30,         Sept. 30,  Sept. 30,            Sept. 30,
                       2002       %      2001       2002        %        2001
                     ---------------------------- ------------------------------
Argentina beer        1,387     -13%     1,596      4,952     -14%        5,757
BAESA                 1,169     -15%     1,381      3,742     -17%        4,487
BAESA/Edisa water        13     -32%        19         46     -82%   (#)    257
Bolivia                 419      15%       364      1,145       3%        1,115
Chile                    85      6%         80        291       1%          287
Paraguay beer           302     -11%       340        985     -14%        1,142
Uruguay beer             39     -33%        58        158     -21%          199
Uruguay (CSD&W)          45     -45%        82        183     -41%          308

Exports & other, net      6      50%         4         21      -5%           22

TOTAL                 3,465     -12%     3,924     11,523     -15%       13,574

(#) Includes 137,000 hectoliters of Glaciar sales


-------------------------------------------------------------------------------
                    Revenues breakdown (millions of dollars
-------------------------------------------------------------------------------

                            Three months to              Nine months to
                     ---------------------------- ------------------------------
                     Sept. 30,         Sept. 30,  Sept. 30,            Sept. 30,
                       2002       %      2001       2002        %        2001
                     ---------------------------- ------------------------------
Argentina beer         26.6     -68%      82.6      110.6     -63%         302.1
BAESA                  20.0     -65%      56.7       74.9     -60%         185.7
BAESA/Edisa water       0.1     -67%       0.3        0.4     -94%   (#)     7.0
Bolivia                21.9       7%      20.4       60.9       1%          60.2
Chile                   4.2       0%       4.2       15.2      -9%          16.7
Paraguay beer          10.9     -34%      16.5       42.1     -27%          57.3
Uruguay beer            1.7     -60%       4.2        9.3     -34%          14.1
Uruguay (CSD&W)         1.4     -60%       3.5        7.4     -43%          12.9

Other (net)            -0.6    -118%       3.4        3.0     -70%          10.0

TOTAL                  86.2     -55%     191.8      323.8     -51%         666.0

(#) Includes US$ 5.5 million of Glaciar sales


Gross profit was US$ 28.2 million compared to US$ 94.9 million a year earlier. This was principally the result of lower revenues, in turn a consequence of the decline in volumes and the effect of local currency devaluations vis-a-vis the US dollar. Furthermore, depreciation is considered a US dollar cost. Gross margin declined to 32.7 percent of sales, principally due to the effect of the Argentine currency devaluation on dollar-linked costs which could not be compensated with price increases, and to the incidence of dollar-based fixed asset depreciation.

                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Three  --  November 12, 2002


Quinsa's selling and marketing expenses decreased 58 percent to US$ 20.8 million in the third quarter of 2002. This was principally due to the effect that the peso devaluation in Argentina had on labor and advertising expenditures in that country. Furthermore, the cost of freight was reduced while advertising expenses beyond Argentina were kept under tight control.

As a result of the Company's continued focus on expense control and cost-reduction initiatives, administrative and general expenses for all businesses outside Argentina declined 29 percent. In Argentina itself these expenses declined 69 percent as a result of the peso devaluation. On a consolidated basis, administrative and general expenses for the third quarter 2002 were US$ 7.7 million compared to US$ 16.7 million a year earlier.

A meaningful comparison of the Company's operating results for the current quarter is made extremely difficult by the sheer magnitude of the Argentine peso devaluation and its consequences on Quinsa's figures. We have tried to make this comparison simpler by stripping out the different components in the following table:

-------------------------------------------------------------------------------
                   Operating results - Analysis of variations
                          (all figures in US$ million)
-------------------------------------------------------------------------------

Operating profit - 3Q'01                                                   27.8
--------------------------------------------------------------------------------

Revenue variations (net of variable costs) caused by:

Volume differences                                                        (3.2)
Pricing                                                                  (99.2)
                              -     actual price variations    17.8
                              -     devaluation effect       (117.0)
--------------------------------------------------------------------------------

Variable cost variations:                                                  35.1

Real decreases/(increases)                                    (19.7)
Devaluation effect                                              54.8
--------------------------------------------------------------------------------

Fixed cost variations:                                                     47.6

Other real decreases/(increases)                               (0.8)
Devaluation effect                                              48.4
--------------------------------------------------------------------------------

Other cost variations:                                                    (8.4)

Inventory holding losses                                       (0.3)
Other                                                          (8.1)

--------------------------------------------------------------------------------
Operating loss - 3Q'02                                                    (0.3)
--------------------------------------------------------------------------------


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Four  --  November 12, 2002

Net interest expense was virtually stable at US$ 6.7 million, compared to the third quarter of 2001.

Consolidated result for the third quarter 2002 was a net loss of US$ 17.0 million, or US$ 0.161 per share. Consolidated net profit for the third quarter 2001 had been US$ 3.2 million, or US$ 0.030 per share. EBITDA for the third quarter 2002 was US$ 23.7 million, compared to US$ 51.3 million in 2001. This represented the best EBITDA performance so far in 2002. Importantly, at 27.5 percent of sales EBITDA margin held remarkably well, despite the economic woes of the Company's largest market.

The Company is currently reviewing the intangible assets allocated to the soft drinks business in Argentina for a total of approximately US$ 200 million. This amount will certainly be significantly reduced during the year 2002, in order to reflect the current value of this business, as a consequence of the macroeconomic crisis in Argentina.

Total shareholders' equity and minority interest declined to US$ 766.3 million as of September 30, 2002 from US$ 827.0 million as of September 30, 2001. The Company's net debt position - total bank debt net of cash and short-term investments - was US$ 245.4 million as of September 30, 2002, compared to US$
286.1 million as of September 30, 2001. Long term debt portion of total bank debt was US$ 104.9.0 million, compared to US$ 156.9 million a year ago.

Capital expenditures, excluding acquisitions, reached US$ 5.7 million during the third quarter of 2002, compared to US$ 31.8 million for the same period in 2001. The decrease in capital expenditures points to management's continued focus on free cash flow generation.

-------------------------------------------------------------------------------
                   Financial Review - First Nine Months 2002
-------------------------------------------------------------------------------

Quinsa's beer volumes declined 11 percent to 7,552,000 hectoliters, compared to the first nine months of 2001. This was due to the severe recession that followed the devaluation of the Argentine currency, and the unfavorable effect this had on the economies of neighboring Uruguay and Paraguay. The soft drinks and water business was affected to a larger extent than beer by this environment. Thus, volumes of soft drinks and water during the first nine months of 2002 declined 19 percent to 3,971,000 hectoliters on a fully comparable basis (i.e. eliminating Glaciar sales for 2001).

Net sales were US$ 323.8 million compared to US$ 666.0 million for the same period in 2001. The effect the devaluation of the Argentine peso had on revenues in dollar terms accounted for approximately 68 percent of this decline, while lower volume sales accounted largely for the balance.

Gross profit for the first nine months of 2002 was US$ 103.2 million, compared to the US$ 323.3 million reached in the same period of 2001. The decline was principally due to the combination of lower revenues and the effect of the peso devaluation on dollar-linked raw materials.

Operating loss for the nine months was US$ 3.0 million, compared to a profit of US$ 108.1 million in 2001. The difference was principally due to the effect of the devaluation on revenues and to lower volumes, which more than offset the positive effect of the devaluation on fixed and other local costs when measured in dollars. EBITDA for the nine months was US$ 68.8 million.

The following table details the main issues affecting the Company's operating results for the first nine months:


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Five  --  November 12, 2002


-------------------------------------------------------------------------------
                   Operating results - Analysis of variations
                          (all figures in US$ million)
-------------------------------------------------------------------------------

Operating profit - First Nine Months 2001                               108.1
------------------------------------------------------------------------------

Revenue variations (net of variable costs) caused by:

Volume differences                                                     (23.4)
Pricing                                                               (296.8)
                              -   actual price variations   42.7
                              -   devaluation effect      (339.5)
------------------------------------------------------------------------------

Variable cost variations:                                               103.7

Real decreases/(increases)                                 (45.9)
Devaluation effect                                          149.6
------------------------------------------------------------------------------

Fixed cost variations:                                                  133.4

Other real decreases/(increases)                              4.5
Devaluation effect                                          128.9
------------------------------------------------------------------------------

Other cost variations:                                                 (28.0)

Holding losses                                             (12.6)
Other                                                      (15.4)

------------------------------------------------------------------------------
Operating loss - First Nine Months 2002                                 (3.0)
------------------------------------------------------------------------------


Consolidated net loss for the period was US$ 64.0 million, or US$ 0.607 per share, compared to a net profit of US$ 25.4 million, or US$ 0.235 per share for the first nine months of 2001.

-------------------------------------------------------------------------------
                                    MARKETS
-------------------------------------------------------------------------------

ARGENTINA:
Beer: The country's economy continues to suffer the effects of the local currency devaluation. An environment that combined sharp declines in GDP and inflationary pressures in a context of flat salaries and rising unemployment, has led to a sharp decline in market volumes. Quinsa continued to privilege control of its working capital and the defense of its margins over volume considerations, restricting credit terms and maintaining a strict control over collections. Within this environment, Quinsa's domestic beer volumes declined to 1,387,000 hectoliters from 1,596,000 hectoliters in 2001. Market share, according to Nielsen, was 63 percent for the third quarter.


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Six  --  November 12 2002


Net revenues were US$ 28.5 million for the third quarter this year compared to US$ 85.3 million in 2001. This decline was principally due to the effect of the peso devaluation on sales prices, which could not be fully compensated with local currency price increases. Also contributing to the lower revenues, although to a lesser extent, were the volume declines.

The price gap between our flagship Quilmes Cristal brand and some of our competitors' brands has widened since the Company increased its prices during the second quarter this year. This environment has prevented us from increasing prices to the extent necessary to maintain our marginal contribution as a percentage of sales.

Raw materials that are dollar-linked, notably malt, increased as a percentage of sales, particularly in light of the decline in revenues. Furthermore, depreciation is accounted for as a dollar charge. These effects had a far larger impact than the 70 percent decline in selling, administrative and general expenses. Consequently, the result from operations was a loss of US$
4.2 million for the third quarter 2002, compared to a profit of US$ 21.1 million in 2001.

Operating Highlights
                                      3 Q 2002        3 Q 2001       9 months 2002      9 months 2001
                                  -----------------------------------------------------------------------
Domestic volumes (hectoliters)       1,387,000        1,596,000        4,952,000          5,757,000
Net revenues (US$ mm)                   28.5            85.3             114.6              310.7
Operating profit (US$ mm)              (4.2)            21.1             (10.8)              78.9
Depreciation (US$ mm)                   11.5            11.8              35.1               35.4
EBITDA (US$ mm)                         7.3             32.9              24.3              114.3
EBITDA margin                          25.7%            38.5%            21.2%              36.8%


Soft Drinks: The soft drinks industry was also affected by the economic crisis, and to a larger extent than the beer industry. Quinsa's volumes declined approximately 16 percent during the third quarter 2002, compared to the third quarter 2001.

The soft drinks division had an extremely active quarter in terms of marketing activities. We launched the Pepsi Twist brand and introduced an 8-oz glass bottle for the Seven Up brand. We have continued to develop the 1.25 liter glass returnable bottles for the Pepsi and Seven up brands, both of which are doing extremely well and accounted for approximately 12 percent of the sales mix during the third quarter. Further actions are planned for the short term, including the introduction of an 8-oz bottle for the Pepsi brand. These developments should all help to reduce the Company's dependence on dollar-linked raw materials, making the products more affordable and thus enhancing its position in the market.


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Seven - November 12, 2002


All of these actions have allowed the Company to increase its share of value, since it is gaining market share in the A-brand segment of the market.

Net sales were US$ 20.1 million, compared to US$ 57.1 million in the third quarter 2001. This was principally due to the decline in average prices, the increase of which in local currency terms - 47 percent on average since December 2001 - could not compensate for the devaluation of the peso. It must be noted that the average increase of prices in local currency terms mentioned includes the combined effect of higher nominal price increases (such as the Pepsi and Mirinda 2.25-liter PET presentations, that increased prices 55% and 80%, respectively, and cans that increased 100% on average) and a trade-down to lower-priced formats.

Lower volumes, in addition to the effect of the devaluation on prices, resulted in an operating loss of US$ 5.5 million compared to a loss of US$ 2.7 million in 2001.

Operating Highlights
                                             3 Q 2002         3 Q 2001       9 months 2002     9 months 2001
                                          ----------------------------------------------------------------------
Total volumes (SD, water & functional
beverages - in hectoliters)                  1,182,000       1,400,000         3,788,000         4,744,000
Net revenues (US$ mm)                          20.1             57.1             75.4              192.7
Operating profit (US$ mm)                      (5.5)           (2.7)            (18.8)             (2.0)
Depreciation (US$ mm)                           4.5             3.6              13.4               12.4
EBITDA (US$ mm)                                (1.0)            0.9              (5.4)              10.4
EBITDA margin                                 (5.0%)            1.6%            (7.1%)              5.4%


BOLIVIA: The business in Bolivia continues to do very well, and it is already the single largest contributor to the Company's consolidated EBITDA. Domestic volume sales for the third quarter 2002 increased 15% and reached 419,000 hectoliters, compared to 364,000 hectoliters for the same period in 2001. Net revenues increased to US$ 21.8 million as the higher volumes more than made up for a 7% decline in average pricing, caused by local currency devaluations. Margins have continued to improve, as the implementation of synergies advances. Thus, total labor expenses were reduced by 27 percent during the third quarter 2002 compared to the same quarter last year, while administrative expenses declined 26 percent and selling expenses also declined. Operating profit increased to US$ 7.8 million for the quarter, compared to US$ 5.1 million during the third quarter 2001. This was the result of cost savings, particularly related to labor, and higher volumes.

Operating Highlights
                                            3 Q 2002          3 Q 2001        9 months 2002      9 months 2001
                                       ---------------------------------------------------------------------------
Domestic volumes (hectoliters)              419,000            364,000          1,145,000          1,115,000
Net revenues (US$ mm)                         21.8              20.4               60.9               60.2
Operating profit (US$ mm)                     7.8                5.1               21.2               14.8
EBITDA (US$ mm)                               11.0               8.7               31.0               25.4
EBITDA margin                                50.4%              42.4%             50.9%              42.3%


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Eight - November 12, 2002


CHILE: The Company's domestic beer volumes in Chile increased 6 percent, outperforming the market. Market share thus increased half a percentage point compared to last year, reaching 11 percent. Domestic sales were 85,000 hectoliters compared to 80,000 in 2001. Net revenues were US$ 4.2 million, unchanged from last year, since the volume increases were offset by price declines caused by the devaluation of the Chilean peso. The result from operations was slightly better than last year while EBITDA remained positive but unchanged from the third quarter 2001.

Operating Highlights
                                            3 Q 2002          3 Q 2001        9 months 2002      9 months 2001
                                       ---------------------------------------------------------------------------
Domestic volumes (hectoliters)               85,000            80,000            291,000            287,000
Net revenues (US$ mm)                         4.2                4.2               15.2               16.7
Operating loss (US$ mm)                      (0.7)              (1.0)             (2.4)              (2.7)
EBITDA (US$ mm)                               0.1                0.1               0.0                0.6
EBITDA margin                                  3%                3%                0.0%               3.9%


PARAGUAY: The Paraguayan market continued to be seriously affected by events in Argentina, as an increasing rate of devaluation for the guarani only prolongs the recession. Quinsa's volumes declined 11% during the third quarter, compared to 2001, and reached 302,000 hectoliters. Net revenues declined to US$ 10.9 million from US$ 16.4 million in 2001, principally due to lower average prices in dollar terms. Lower volumes also contributed to the decline in revenues, albeit to a lesser extent. Average pricing was affected by a 35 percent increase in the fx rate for the 12 months to September 2002, and a less favorable sales mix due to the recessionary environment. Operating profit was US$ 2.4 million, a margin over sales of 22 percent. EBITDA was US$ 4.9 million, or 45 percent of sales.

Operating Highlights (beer business)
                                            3 Q 2002          3 Q 2001        9 months 2002      9 months 2001
                                       ---------------------------------------------------------------------------
Domestic volumes (hectoliters)              302,000            340,000           985,000           1,142,000
Net revenues (US$ mm)                         10.9              16.4               42.1               57.3
Operating profit (US$ mm)                     2.4                6.2               11.4               21.5
EBITDA (US$ mm)                               4.9                8.7               18.9               28.8
EBITDA margin                                45.2%              52.8%             44.9%              50.3%


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Nine - November 12, 2002


URUGUAY: The Uruguayan market has been the most affected by the Argentine situation. In fact, a liquidity crisis in the banking system led to the failure of a number of local banks, and only resolute assistance from the International Monetary Fund allowed the situation to normalize. During the month of July alone, the fx rate increased approximately 36%. Within this environment, the Company's domestic beer and soft drink volume sales were affected to a larger extent than those in Argentina. Total domestic volumes for the quarter declined 33 percent for both soft drinks and beer.

Net revenues declined to US$ 0.7 million, from US$ 9.2 million last year. This was principally due to a change in the manner bottles are accounted for, that led to a reversal of US$ 2.5 million in revenues (in other words, bottles that were previously accounted for as inventory are now accounted for as fixed assets - thus, 7 months of sales were reversed during the third quarter). Apart from that effect, revenues also declined as a result of lower volumes and lower pricing in dollar terms. Operating profit for the third quarter 2002 was US$
0.6 million compared to US$ 0.1 million in 2001. EBITDA was US$ 1.8 million compared to US$ 0.9 million in 2001. These figures include a positive effect of US$ 0.6 million and of US$ 0.9 million in the operating profit and EBITDA, respectively, caused by the accounting changes mentioned.

Operating Highlights
                                            3 Q 2002          3 Q 2001        9 months 2002      9 months 2001
                                       ---------------------------------------------------------------------------
Domestic volumes - (beer, hls)               39,000            58,000            158,000            199,000
                 - (CSD & W, hls)            45,000            82,000            183,000            308,000
Net revenues (US$ mm)                         0.7                9.2               16.7               31.8
Operating profit (US$ mm)                     0.6                0.1              (0.7)               1.0
EBITDA (US$ mm)                               1.8                0.9               2.3                3.7
EBITDA margin                                248.5%             10.1%             13.5%              11.7%


OTHER DEVELOPMENTS

Management changes: Mr. Gustavo Castelli has been appointed Chief Financial Officer to replace Mr Carlos Olivieri, who resigned. Mr. Castelli was previously General Manager for Quinsa's soft drinks business in Argentina. His appointment is part of a wider restructuring process aimed at maximizing the cost reduction program the Company has been working on for the past several years, improving the implementation of synergies across the different business units.

Mr. Richard Oxenford has announced his intention to leave the Company after 16 years service, effective December 31, 2002. Mr. Oxenford had managed the Company's Sales and Marketing department in Argentina until his appointment as Head of International Operations and Marketing Director, in 1994. During that time he was instrumental in developing the Argentine beer market and Quilmes Cristal's growth within it. Since 1994 he has also been a member of the Board of Management.

Mr. Faustino Arias, formerly General Manager of the Company's business in Bolivia, will be replacing Mr. Oxenford as Head of International Operations and as a member of the Company's Board of Management.


                                     -more-

Quilmes Industrial (Quinsa) S.A.
Page Ten - November 12, 2002


                                  ABOUT QUINSA


Quinsa is a Luxembourg-based holding company, which controls 85 percent of Quilmes International (Bermuda) Ltd., ("QIB"). The remaining 15 percent share is owned, since 1984, by Heineken International Beheer B.V. ("Heineken"). Heineken Technical Services B.V. renders technical assistance to the operating companies. Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries. Its beer brands are market leaders in Argentina, Bolivia, Paraguay and Uruguay and have a strong presence in Chile. The Company also owns a controlling interest in the two largest PepsiCo bottlers in Argentina. Quinsa's Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU). Quinsa's American Depository Shares, each representing two of the Company's Class B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa's web address: www.Quinsa.com


                                     -more-
                         - Statistical Tables Follow -

Quilmes Industrial (Quinsa) S.A.
Page Eleven - November 12, 2002


------------------------------------------------------------------------------------------------------------------------------------
                                                        Quilmes Industrial (Quinsa) S.A.
                                                Unaudited Consolidated Profit and Loss Statement
                                               (US dollars in millions, except per share amounts
------------------------------------------------------------------------------------------------------------------------------------
                                                   Three months ended September 30th,          Nine months ended September 30th,
                                                ------------------------------------------------------------------------------------
                                                       2002            2001        %               2002             2001        %
------------------------------------------------------------------------------------------------------------------------------------
Sales                                                  89.7           198.1                       337.5            689.5
Taxes                                                 (3.5)           (6.3)                      (13.7)           (23.5)
Net sales                                              86.2           191.8       -55%            323.8            666.0      -51%
Cost of goods sold                                   (58.0)          (96.9)       -40%          (220.6)          (342.7)      -36%
------------------------------------------------------------------------------------------------------------------------------------
Gross profit                                           28.2            94.9       -70%            103.2            323.3      -68%
Gross Margin (%)                                      32.7%          49.5 %                       31.9%            48.5%
------------------------------------------------------------------------------------------------------------------------------------
Selling and marketing expenses                       (20.8)          (50.4)       -59%           (78.0)          (162.1)      -52%
% of sales                                           -24.1%          -26.3%                      -24.1%           -24.3%
Administrative and general expenses                   (7.7)          (16.7)       -54%           (28.2)           (53.1)      -47%
% of sales                                            -8.9%           -8.7%                       -8.7%              -8%
------------------------------------------------------------------------------------------------------------------------------------
Operating profit before interest, other
income, expenses and taxes                            (0.3)            27.8      -101%            (3.0)            108.1      -103%
% of sales                                            -0.3%           14.5%                       -0.9%            16.2%
------------------------------------------------------------------------------------------------------------------------------------
Interest income                                         1.2             2.1                         5.1              5.1
Interest expenses                                     (7.9)           (8.7)                      (23.4)           (24.8)
-----------------
Goodwill amortisation                                 (5.4)           (5.6)                      (16.3)           (15.4)
Translation expenses                                  (0.2)           (1.0)                      (19.1)            (2.9)
Other expenses (net)                                  (3.8)           (3.7)                       (9.3)           (10.2)
------------------------------------------------------------------------------------------------------------------------------------
Earnings before taxes and minority int.              (16.4)            10.9        nm            (66.0)             59.9       nm
------------------------------------------------------------------------------------------------------------------------------------
% of sales                                           -19.1%            5.7%                      -20.4%             9.0%
Income taxes                                          (1.2)           (4.6)                       (3.4)           (21.8)
Minority interest                                       0.6           (3.1)                         5.4           (12.7)
------------------------------------------------------------------------------------------------------------------------------------
Net income                                           (17.0)             3.2        nm            (64.0)             25.4       nm
------------------------------------------------------------------------------------------------------------------------------------
% of sales                                           -19.7%            1.6%                      -19.8%             3.8%
Net income (loss) per share:                        (0.161)           0.030                     (0.607)            0.235
Net income (loss) per ADR:                          (0.322)           0.060                     (1.213)            0.470
Depreciation                                           24.0            23.5                        71.8             72.3
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                                                 23.7            51.3       -54%             68.8            180.4      -62%
------------------------------------------------------------------------------------------------------------------------------------
% of sales                                            27.5%           26.7%                        21.2%            27.1%
------------------------------------------------------------------------------------------------------------------------------------

Quilmes Industrial (Quinsa) S.A.
Page Twelve - November 12, 2002


-------------------------------------------------------------------------------
                        Quilmes Industrial (Quinsa) S.A.
                   UNAUDITED GEOGRAPHIC INFORMATION - SUMMARY
                          (U. S. Dollars in millions)
-------------------------------------------------------------------------------

                                 Three months ended           Nine months ended
                                    September 30th,             September 30th,
                                2002           2001        2002            2001
                                ----           ----        ----            ----
NET SALES

Argentina  (beer)               28.5           85.3       114.6           310.7
Argentina (CSD & other) (#)     20.1           57.1        75.4           192.7
Bolivia                         21.8           20.4        60.9            60.2
Chile                            4.2            4.2        15.2            16.7
Paraguay                        11.6           17.3        43.8            58.9
Uruguay                          0.7            9.2        16.7            31.8
Interarea sales                (0.7)          (1.7)       (2.8)           (5.0)
                               -----          -----       -----           -----

        Total                   86.2          191.8       323.8           666.0


(#) Nine months to September 30, 2001 include US$ 5.5 million of Glaciar water sales. The year 2002 includes US$ 1.0 million and US$ 4.2 million of Tropicana and Gatorade sales for the third quarter and nine months, respectively.

                                 Three months ended           Nine months ended
                                   September 30th,             September 30th,
                                2002           2001         2002           2001
                                ----           ----         ----           ----
OPERATING PROFIT (LOSS)

Argentina (beer)               (4.2)           21.1       (10.8)           78.9
Argentina (CSD & other)        (5.5) (*)       (2.7)      (18.8) (*)       (2.0)
Bolivia                          7.8            5.1         21.2           14.8
Chile                          (0.7)          (1.0)        (2.4)          (2.7)
Paraguay                         2.7            6.4         11.0           21.8
Uruguay                          0.6            0.1        (0.7)            1.0
Corporate headquarters &
  consolidation adjustments     (1.0)          (1.2)        (2.5)          (3.7)
                               -----          -----        -----          -----

        Total                  (0.3)           27.8        (3.0)          108.1


(*) Includes US$ 0.2 million and US$2.8 million corresponding to the Glaciar operation during the third quarter and 9 months sales of 2001, respectively.

Quilmes Industrial (Quinsa) S.A.
Page Thirteen - November 12, 2002


-------------------------------------------------------------------------------
                        Quilmes Industrial (Quinsa) S.A.
                 UNAUDITED CONSOLIDATED BALANCE SHEET - SUMMARY
                          (U. S. Dollars in millions)
-------------------------------------------------------------------------------

                                                         As of September 30th,
                                                         2002             2001
                                                         ----             ----
ASSETS
Cash, Cash Equivalents and Government Securities        134.2            109.5
Inventories                                              84.9            130.5
Accounts receivable                                      28.0             76.1
Other Current Assets                                     48.5            132.8
                                                         ----            -----
Total Current Assets                                    295.6            448.9
Property, Plant and Equipment, Net                      599.0            669.2
Other Assets                                            398.4            411.2
                                                        -----            -----
Total Assets                                          1,293.0          1,529.3

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-Term Bank Debt                                    274.7            238.7
Long-Term Bank Debt                                     104.9            156.9
Other Liabilities                                       147.1            306.7
                                                        -----            -----
Total Liabilities                                       526.7            702.3
Minority Interest                                       171.4            186.4
Shareholders' Equity                                    594.9            640.6
                                                        -----            -----
Total Liabilities and Shareholders Equity             1,293.0          1,529.3